EXHIBIT 99.1

Caledonia Mining Corporation Plc: Encouraging results from exploration at the Motapa Gold Project

ST HELIER, Jersey, Nov. 11, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) is pleased to announce the first results from its recent exploration program at Motapa, an exploration project acquired in November 2022, located directly adjacent to the Company’s Bilboes Gold Project in southern Zimbabwe.

At Motapa, the combination of diamond drilling (“DD”) and reverse circulation drilling (“RC”), designed to test the continuation of sulphide zones of mineralisation below the historic oxide open pits, have returned highly encouraging results. In addition, shallower drilling in new target areas has returned encouraging results both in shallower oxide, and deeper sulphide zones.

The program to date has achieved the initial objectives and included 12,724m of trenching, 4,143m of DD and 5,433m of RC. The drill program featured generally wide-spaced holes at several prospects on the Motapa lease area and highlighted the presence of widespread gold mineralization over a combined strike length of more than 9km. Results included significant high grade gold mineralization in numerous areas (e.g. in particular the Jupiter, Pluvious and Mpudzi areas) which will now be the focus for follow up drilling with a view to defining an open pit mineral resource. Drilling highlights to date include:

  Hole JPRC01 – 12.00m* at 6.36g/t from 81m downhole, RC
  Hole JPRC05 - 13.00m at 5.17g/t from 88m downhole, RC
  Hole PLVRC06 - 7.00m at 3.27g/t from 64m downhole, RC
  Hole MPZRC02 - 4.00m at 10.95g/t from 12m downhole, RC
  Hole JDD08 - 14.00m at 3.20g/t from 63m downhole, DD
  Hole PLVDD01 - 8.00m at 4.00g/t from 74m downhole, DD

*all intersections above are down hole intersections; estimated true widths, all drill hole intersections are quoted in the tables later in this press release.

Further information on the results is provided below.

Chief Executive Officer, Mark Learmonth, said:

“The results from the sampling at Motapa have delivered encouraging results in terms of strike width, length and grade. The drill program featured generally wide-spaced holes at several prospects on the Motapa lease area and highlighted the presence of widespread gold mineralization over a combined strike length of more than 9 km.

“Motapa sits adjacent to Bilboes, which is where the Company plans to develop a major new high grade open pit gold mine. These initial results confirm that Motapa will continue to form a key role in the Company’s growth strategy.”

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Panmure Liberum Limited (Joint Broker) Scott Mathieson Matt Hogg	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Overview of Motapa Exploration Program

  The Motapa exploration program commenced in 2023 with geological mapping, geophysical surveys, trenching, and a later program in 2024 of surface exploration drilling.
  The initial work informed targets for wide spaced drilling to test mineralization below the historically mined oxide open pits and in new target areas which have not yet been mined.
  To date, 12,724m of trenching, 4,143m of DD and 5,433m of RC have been completed, marking the end of the 2024 exploration drilling activities.
  To date, complete data (assay results) have been received for 93% of DD samples and 61% of RC samples submitted for analysis at external laboratories.  A total of 13,374 trench samples have been analyzed by means of bottle roll analysis at the Company’s internal laboratory at Bilboes.
  Caledonia believes that the property presents substantial upside from both greenfield and brownfield exploration opportunities.
  Further updates will be provided on the completion and assessment of the outstanding assay results.

Details of the Program

Motapa is located approximately 110km north of Bulawayo in the Bubi District of the Matabeleland North Province of Zimbabwe. The tenement is within state land under the jurisdiction of the Bubi Rural District and the tenure is held in the form of a mining lease covering approximately 2,200 hectares which provides for both exploration and mining rights. The locality of Motapa is shown relative to other key Caledonia properties in Figure 1. Caledonia’s Bilboes property and associated large scale new development project is located directly to the north of Motapa with Bilboes and Motapa sharing a lease boundary.

The mining lease area is part of the Bubi Greenstone Belt and occupies a ± 6km stretch of an elongated northeast - southwest trending intensely sheared broad shear zone with three main mineralised footprints. Named from the north, these shear structures are Motapa North, Motapa Central and Motapa South (Figure 2).

Figure 1: General Locality of the Motapa Exploration Project, Zimbabwe.

Figure 2: Surface Geology and Main Shear Zones at the Motapa Exploration Project.

(Refer to Figure 3 for precise extent of the mining lease boundary.)

Caledonia believes that the property presents both greenfield and brownfield upside exploration opportunities, and the proximity to the planned development at Bilboes makes Motapa strategically very important for Caledonia, given the potential synergies between the two.

Initial exploration activities at Motapa commenced in 2023 and comprised the following:

  Detailed geological mapping of the tenement
  Historical data collation of previous exploration and mining activities
  Aero-magnetics flown by drone
  Ground penetrating radar (LOZA) surveys to identify underground voids

These activities, completed in the same calendar year, were used to define an exploration program for 2024. The total exploration works program originally planned comprised the following:

  22,212 meters of surface trenching
  3,987 meters of DD, 3,502 samples submitted of which 3,268 assays have been received.
  4,663 meters of RC, 4,226 samples submitted of which 2,575 assays have been received.

To date, 12,724m of trenching, 4,143m of DD and 5,433m of RC have been completed, marking the end of the 2024 exploration drilling activities. Figure 3 shows approximate locations of trenching sites, while Figures 4, 5 and 6 are air photos showing the North, Central and South known mineralized trends on Motapa, in relation to old workings with drill hole locations marked.

To date, complete data (assay results) have been received for 93% of DD samples and 61% of RC samples submitted for analysis at external laboratories. A total of 13,374 trench samples have been analyzed by means of bottle roll analysis at the Company’s internal laboratory at Bilboes.

Trenching and infill mapping identified Slates, Meta-andesites and BIFs as host rocks to gold mineralization. Gold mineralization is associated with extensive sericite, carbonate, silica, pyrite, arsenopyrite and magnetite alteration. From logging of RC and DD drill hole core, it is evident that mineralization is predominantly structurally controlled and associated with intense shearing, silicification and sulphidisation (pyrite and arsenopyrite) in slates, quartz feldspar porphyries (Motapa North) and Meta-Andesites and BIF (Motapa Central and South). Sporadic decent widths (+5m), high-grade zones are mostly ascribed to Motapa North Jupiter and Shawl orebodies, with the widest zone encountered being 12.04m at 3.20g/t at Jupiter.

Trenching and drilling methodology and results are discussed in sections later on in this document.

Key Conclusions Regarding Work to Date

Motapa North

The historic oxide open pits are located approximately 250 meters to the south of the shared Bilboes property boundary and a few hundred meters further to the planned metallurgical facility at Bilboes. Exploration drilling during 2024 was focused more on the northern trend which has returned sufficiently encouraging results to warrant further follow up drilling during 2025. The focus of further drilling will be to define an open pit mineral resource in the near term along the 2,750-meter strike length of Motapa North with drill section lines planned at a 25 meter spacing.

Motapa Central

Historically, underground mining took place in the western portion of Motapa Central along the Club section. Underground working and assay plans show that highly encouraging grades were mined in the past, and therefore exploration drilling has been focused on the eastern portion in the Mpudzi section.

The Mpudzi section has no historical open pits and exploration drilling encountered shallow high grade mineralisation with deeper drill holes showing the continuation of these zones at depth. The shallow mineralisation appears to be oxidised and further drilling with the aim to define a near-term oxide mineral resource is planned for 2025.

Motapa South

Limited drillholes were planned and executed at Motapa South due to both the north and central areas taking precedence because of their proximity to Bilboes. Going forward for 2025, limited drilling will take place with drilling to intensify during 2026 and 2027.

Figure 3: Trenching Localities at the Motapa Exploration Project.

Figure 4: Motapa North strike DD and RC drillhole collars.

Figure 5: Motapa Central strike DD and RC drillhole collars.

Figure 6: Motapa South strike DD and RC drillhole collars.

Clarification of mining lease area

During the Motapa drilling project, a discrepancy was discovered between the mining area noted in the registered mining lease (2,224 hectares) and a historic map of the area by the Surveyor General which was supposed to have informed the extent of the lease (2,161 hectares). Management’s view is that the excluded area has no implications on the ongoing exploration project as there were no plans to explore there and it is not material to Motapa’s development plans. Furthermore, the exclusion of the old tailings dump has reduced the Company’s rehabilitation liability in respect of Motapa.

In summary, the Surveyor General’s map excludes an access road through the area, an old tailings dump and small parts of pits in the central strike zone of the area (see Figure 3 for more detail). The Ministry of Mines has been contacted to resolve the discrepancy and it is likely that the lease will be updated in due course to clarify that the excluded area is not part of the lease, given that the Surveyor General’s map is likely to take precedence.

Trenching and trench sampling methodology

After the geologist has noted that the trench has successfully been excavated to bedrock, the sample intervals are set out on the side walls. At the start of the sample line, a peg is installed into the floor with the trench number. A clean, exposed side of the trench is chosen and maintained throughout the sampling process. The sidewall is cleaned with a shovel to ensure an uncontaminated face is exposed for sampling. Thereafter sample localities are marked on the sidewall.

Sampling is done at one-meter intervals respecting lithological contacts, alterations and structures. A minimum sampling width of 0.3m and maximum of 1m are observed throughout the sample interval marking. A clean sample mat is placed on the floor of the trench and samples are chipped from the bedrock sidewall into a sample pan. Samples are ticketed and placed in a sample bag closed with twine. Sample tickets, locality and weights are recorded on the sample sheet record for each trench.

A total of 15% per batch consists of check samples comprising one standard, one field duplicate and one blank (Dolerite Dyke). Each batch contains a total of 20 samples inclusive of check samples. Trench samples are assayed on site by means of a bottle roll assay at the Company’s Isabella laboratory situated at Bilboes.

Samples above a cut-off grade of 0.10g/t bottle roll grade are selected for fire assay. These samples are composited and sent for analysis at an external laboratory.

The compositing of samples is guided by lithology as well as alteration domains; no sampling will be done across different domains. Outliers with anomalously high grades are not composited unless they are part of a homogenous lithological and alteration domain. When compositing in wider ore zones, a composite sample is made by combining five samples, whilst in narrow ore zones two samples will make up a composite sample. The homogenized sample is split using a riffle splitter to get two 2kg samples to be delivered to the external laboratory for bottle roll analysis and the other for fire assay.

Total meters trenched to date amount to 12,724m, with 13,374 samples being collected from 56 trenches (see Figure 3). Of these samples, 907 samples were selected for fire assay at an external laboratory with results received for 710 samples to date. The longest trench was MTR12 with 894m. The trenches were approximately 0.5-2m deep, were sampled on an individual basis and provided exposures for geological mapping.

Using a 0.1 g/t gold lower cut-off, for the 16 trenches with analytical results (16 of 53), 10 trenches (63%) intersected mineralization. Trenches that intersected gold mineralization are summarized in Table 1. The widest zone of mineralization encountered was 19.32m at 0.36 g/t (MTR25A) with a peak value of 11.75 g/t. However, most of the mineralization widths are pervasively narrow.

Widely spaced trenches (100m) MTR27, MTR27_1E, MTR27_2E and MTR25 have suggested a continuity of mineralization over a 250m strike length. Mineralization has also been encountered in trench MTR9 in anomalies located along Motapa Central strike.

Trenching and infill mapping is highlighting increased recognition of slates, andesites and BIF lithologies as host rocks to gold mineralization. Gold mineralization is associated with extensive sericite, carbonate, silica, pyrite and/or magnetite alteration. Drill testing of the priority targets is in progress.

Surface drilling

Sixty-two down-the-hole surveys were conducted on RC and DD holes which showed no major departures from the planned trajectory. The project QAQC statistical tests carried out on DD and RC assay results from the ISO accredited Performance Laboratories were satisfactory at an overall pass rate of 90%.

The RC and DD methodology is discussed below with the results obtained tabulated in Table 5 and the drill hole information tabulated in Table 6. Drill hole localities for Motapa North, Motapa Central and Motapa South are provided in Figure 5 and Figure 6 respectively.

DD methodology

After all geotechnical and structural logging is complete, the geologist inspects the core and delineates potential ore zones.

The geologist determines sampling depths, each sampling interval depending on lithological contacts, alterations, structures and quantity of sulphides with the maximum sampling width of 1m and minimum sampling width of 0.3m. The sample depths are printed on a sampling sheet and need to be marked on the core before density determination can take place. The densities are measured before the core is cut. Sampling starts five meters away from the footwall contact and ends five meters away from the hanging wall contact to allow for sterilization.

Half core was sampled, with the other half remaining at the core shed for archiving.

Core segments were picked within demarcated and labeled intervals and put in respective sample bags. The samples are numbered as per the sampling plan with one ticket put into the respective sample bag, and the other onto the remaining piece of core where the sample would have been collected. The sample I.D.is also scribbled on the remaining half core.

At the end, sample bags are sealed with cable ties and weighed; with sample weights recorded on the sampling sheet.

The samples are then bagged into grain bags for dispatch to an outside accredited laboratory or storage prior to submission.

RC methodology

Checks for rig outlet and splitter cleanliness are conducted prior to the commencement of drilling activities and continuously throughout the drilling activities to avoid sample contamination.

Sample bags are pre-numbered with unique sample numbers (drill hole number and drill hole depth intervals) before the drilling commences. Sample depths recorded are relative to the ground surface at the drillhole collar. If no sample is recovered, such as when voids are intersected, the numbering sequence is continued uninterrupted with empty numbered bags inserted into the sample sequence. This will avoid possible confusion in sampling. Sample bags are immediately sealed to effectively prevent external contamination.

A sample bag is tied to the sample outlet of the rig in preparation for sample collection before sampling commences. Bulk samples are collected at 1m intervals and split using a riffle splitter to three samples. One sub-sample of 2kg will be taken to the lab for assaying, the second remains as a field duplicate for storage at the core shed and the third is prepared as chips for traying. The sampling crew will sample at the designated (one meter) intervals down the hole. The geologist verifies the intervals from the driller’s marks on the mast or pull-down chain. For samples sent to the laboratory, the sampling quality is monitored continuously as the geologist ensures the samples for QA & QC monitoring purposes are inserted in each sampling stream batch of 20 samples with CRMs being alternated from batch to batch from low, medium and high grade.

QAQC Procedures
For DD samples, a train comprising a single blank, CRM, LCR, and LPR reference sample is inserted into a batch of 20 samples. This process is repeated until the entire drillhole is completed with the CRMs being alternated from batch to batch (low, medium and high grade).

For RC samples, a train comprising a single blank, CRM, FDUP, and LPR reference sample is inserted into a batch of 20 samples. This process is repeated until the entire drillhole is completed with the CRMs being alternated from batch to batch (low, medium and high grade).

For trench sampling, a train comprising a single blank, CRM and FDUP reference sample is inserted into a batch of 20 samples. This process is repeated until the entire trench is completed with the CRMs being alternated from batch to batch (low, medium and high grade).

Every sampling sequence starts with a blank sample and ends with a blank sample. Analytical results for blanks, standards and duplicates are graphed and, if any fail, the entire batch is re-assayed. Batches that passed the QAQC graphs are then captured in the database. QAQC is monitored continuously. All assays sent to an external laboratory refer to Performance Laboratories, an accredited laboratory in Zimbabwe.

Overall QAQC compliance rate of 90% is comprised as per Table 1 below. Table 1: QAQC Results from DD and RC Drilling Activities

QAQC Insertion	% Insertion	Pass / Fail	# of Samples	%	Comments
FDUP Duplicates	2%	Pass	108	98%	Good correlation of R²=0.89
		Fail	2	2%
		Total	110
LCR Duplicates	3%	Pass	137	82%	Poor correlation, could be due to nugget effect.
		Fail	30	18%
		Total	167
LPR Duplicates	4%	Pass	204	91%	Satisfactory correlation.
		Fail	21	9%
		Total	223
CRMs	5%	Pass	213	77%	Most failures are on a high-grade CRM of 12g/t. All failed batches being sent for re-analysis at the lab's cost.
		Fail	60	22%
		Total	276
Blanks	6%	Pass	288	99%	Good QAQC. Failed batches being re-analysed
		Fail	3	1%
		Total	291
Grand Total	20%	Pass	955	90%	Satisfactory Compliance Rate
		Fail	116	11%
		Total	1067

Table 1: QAQC Results from DD and RC Drilling Activities

FDUP – Field Duplicate, LCR – lab coarse repeat, LPR – lab pulp repeat, CRM – Certified Reference Material, Blank – Dolerite Dyke

In addition to the QAQC protocol above, a check laboratory and umpire laboratory are utilized to validate the results from the principal laboratory. Zimlabs is used as a check laboratory with 10% of assays re-assayed. Antech Laboratories is used as an umpire laboratory with 5% of assays re-assayed. Correlation between the Performance and Antech laboratories is excellent with Zimlabs showing less of a correlation.

Qualified person

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a "Qualified Person" as defined by each of (i) the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) subpart 1300 of Regulation S-K.

Note:

This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Appendix

Highlights from the DD and RC campaigns are provided in the tables below. [A full overview is included in the appendix]:

RC Highlights
Holes Identifier	Orebody Name	Orebody Intersection		Core Length (m)	True width (m)	Grade (g/t)	Orebody Intersection depth from surface(m)	E.O.H (m)
		From (m)	To (m)
JPRC01	JUPITER	81.00	93.00	12.00	9.72	6.36	67.93	110
JPRC05	JUPITER	88.00	101.00	13.00	10.53	5.17	76.21	160
PLVRC06	PLUVIOUS 1,2&3	64.00	71.00	7.00	6.62	3.27	53.68	150
MPZRC02	MPUDZI	12.00	16.00	4.00	3.86	10.95	8.00	55
		36.00	39.00	3.00	2.89	2.83	25.00

Table 2: RC Drilling Highlights

DD Highlights
Holes Identifier	Orebody Name	Orebody Intersection		Core Length (m)	True width (m)	Grade (g/t)	Orebody Intersection depth from surface(m)	E.O.H (m)
		From (m)	To (m)
JDD08	JUPITER	63.00	77.00	14.00	12.04	3.20	44.6	200
PLVDD01	PLUVIOUS 5	74.00	82.00	8.00	6.94	4.00	57.5	170
PLVDD02	PLUVIOUS 4	64.00	66.00	2.00	1.75	4.04	50.4	149
PLVDD04	PLUVIOUS 1,2&3	137.00	142.00	5.00	4.80	3.31	114.9	248

Table 3: DD Drilling Highlights

The following tables below provide the full results

Exploration Anomaly/Target	Trench ID	Trench Start			Trench End			Azimuth (°)	Trench length (m)	Intersection		True width (m)	Grade(g/t)
		Easting	Northing	Elevation	Easting	Northing	Elevation			From	To
T1	PLVTR5.5	661984	7845794	1122	662073	7845680	1124	142	149	71.00	72.00	0.97	0.30
Shawl	SHWTR1	664186	7847041	1141	664262	7846934	1148	144	132	43.00	46.00	2.90	0.35
										73.00	74.00	0.97	0.32
Jupiter East	JETR1	664195	7846870	1145	664246	7846791	1148	147	115	24.00	25.00	0.97	0.29
Shawl East	MTR1	664823	7847517	1155	664940	7847336	1147	147	216	64.00	66.00	1.93	0.69
										102.00	103.00	0.97	0.17
	MTR2	664487	7847329	1149	664764	7846876	1141	149	531	82.00	83.00	0.97	0.34
										90.00	94.00	3.86	0.29
T6	MTR12	664732	7846468	1106	665141	7845671	1145	153	894	56.00	57.00	0.97	TBA
										263.00	264.00	0.97
										316.00	317.00	0.97
										533.00	534.00	0.97
										866.00	867.00	0.97
	MTR9	665277	7846381	1133	665613	7845816	1146	149	663	193.00	194.50	1.45	0.51
										216.00	217.00	0.97	2.61
										217.00	219.00	1.93	0.42
	MTR9W	665301	7846243	1139	665365	7846136	1140	149	126	NSI
	MTR8	665634	7846172	1144	665792	7845905	1149	149	311	NSI
T8	MTR27	665723	7845630	1152	665982	7845196	1173	149	511	12.00	16.00	3.86	0.56
										210.30	212.00	1.64	0.20
										229.00	231.00	1.93	0.44
										262.00	265.30	3.19	1.01
										297.00	298.00	0.97	0.83
	MTR25	666048	7845866	1153	666216	7845585	1171	149	329	275.00	277.00	1.93	0.37
										286.00	288.00	1.93	0.17
										294.00	295.20	1.16	0.52
										296.40	296.70	0.29	11.75
										296.70	297.20	0.48	1.12
										297.20	298.80	1.55	0.23
										311.00	314.30	3.19	0.14
										315.00	316.00	0.97	0.25
										319.00	321.00	1.93	1.04
										321.00	323.00	1.93	0.70
										323.00	323.30	0.29	10.41
	MTR25A	666225	7845592	1171	666233	7845574	1172	154	20	0.00	20.00	19.32	0.36
	MTR25B	666224	7845571	1174	666366	7845333	1179	149	279	0.00	8.00	7.73	0.20
										122.00	123.00	0.97	0.11
										123.00	124.00	0.97	1.54
										124.00	125.00	0.97	0.20
										125.00	126.00	0.97	7.26
	MTR25C	666341	7845318	1177	666351	7845287	1180	161	33	NSI
	MTR26	666421	7845239	1185	666543	7845034	1179	149	237	NSI
	MTR24	666369	7845997	1160	666625	7845540	1208	151	530	314.40	315.00	0.58	TBA
										318.00	320.00	1.93
										335.00	336.00	0.97
										340.00	341.00	0.97
										344.00	345.00	0.97
										352.00	354.00	1.93
										381.00	382.00	0.97
	MTR27_1E	665893	7845536	1164	666059	7845271	1171	148	314	87.00	89.00	1.93	0.12
										114.00	115.00	0.97	0.19
										179.00	181.00	1.93	0.26
										189.00	192.00	2.90	0.24
										195.00	198.00	2.90	0.15
										202.00	203.50	1.45	0.16
										210.00	212.00	1.93	0.11
	MTR27_2E	665985	7845590	1158	666158	7845307	1170	149	333	83.00	84.00	0.97	0.30
										141.00	142.00	0.97	0.11
										177.00	188.00	10.63	0.37
	MTR27_1W	665724	7845432	1167	665858	7845210	1175	149	261	NSI
	MTR27_2W	665642	7845374	1166	7845164	665769	1169	149	246	2.00	3.00	0.97	TBA
										3.00	4.00	0.97
										12.00	13.00	0.97
										14.00	15.00	0.97
										25.00	27.00	1.93
										30.00	31.00	0.97
										33.00	35.00	1.93
										39.00	40.00	0.97
										41.00	42.00	0.97
	MTR27N_1W	665636	7845576	1153	7845538	665659	1156	150	45	0.00	1.00	0.97
										3.00	4.00	0.97
										6.00	15.00	8.69
										17.00	18.00	0.97
	MTR27N_1E	665783	7845679	1151	7845640	665807	1152	150	47	NSI
	MTR25_1W	666065	7845640	1157	666243	7845343	1171	149	350	51.00	52.00	0.97	TBA
										110.00	110.50	0.48
										114.00	115.00	0.97
										125.00	126.00	0.97
										130.00	131.00	0.97
										134.00	135.00	0.97
										311.00	312.00	0.97
	MTR25_1E	666251	7845761	1166	666443	7845442	1184	149	375	60.00	63.00	2.90
										64.00	68.00	3.86
										72.00	73.00	0.97
										76.00	77.00	0.97
										93.00	99.00	5.80
										161.00	162.00	0.97
										166.00	227.00	58.92
										235.00	236.00	0.97
										237.00	245.00	7.73
										250.00	251.00	0.97
										253.00	254.00	0.97
										261.00	262.00	0.97
	MTR25_2E	666353	7845814	1171	666532	7845514	1198	149	353	46.00	47.00	0.97
										87.00	88.00	0.97
										109.00	110.00	0.97
										249.00	252.00	2.90
										270.00	271.00	0.97
										274.00	275.00	0.97
										277.00	279.00	1.93
										296.00	297.00	0.97
	MTR24_1E	666533	7845916	1175	666720	7845590	1209	150	382	126.00	127.00	0.97
										161.00	163.00	1.93
										166.00	167.00	0.97
	MTR24_2E	666626	7845968	1169	666815	7845638	1199	150	385	147.00	148.00	0.97
	FSKTR1	665143	7844949	1163	665225	7844819	1158	148	155	0.00	5.00	4.83
										6.00	9.00	2.90
										10.00	14.00	3.86
										17.00	18.00	0.97
										19.00	21.00	1.93
										22.00	37.00	14.49
										39.00	53.00	13.52
										54.00	56.00	1.93
										57.00	58.00	0.97
										59.00	60.00	0.97
										61.00	77.00	15.45
										78.00	79.00	0.97
										83.00	84.00	0.97
										89.00	90.00	0.97
										93.00	98.00	4.83
										101.00	108.00	6.76
										109.00	110.00	0.97
										112.00	114.00	1.93
										134.00	135.00	0.97
	FSKTR4	665267	7845089	1167	665292	7845048	1165	149	49	NSI
	FSKTR4A	665295	7845042	1164	665310	7845016	1163	149	31
	FSKTR4B	665312	7845014	1164	665316	7845007	1164	152	8
	FSKTR4C	665322	7844999	1163	665328	7844988	1162	149	14
	FSKTR4D	665334	7844978	1162	665351	7844949	1160	149	35
	FSKTR4E	665356	7844952	1160	665360	7844943	1160	157	12
	FSKTR4F	665356	7844940	1160	665364	7844928	1159	147	15
	FSKTR4G	665367	7844924	1158	665378	7844906	1158	149	22
	FSKTR4H	665383	7844897	1157	665390	7844886	1157	148	14
	FSKTR2	665434	7845158	1163	665469	7845101	1161	148	68
	FSKTR2A	665470	7845099	1161	665474	7845093	1161	147	7
	FSKTR2B	665476	7845095	1161	665489	7845078	1160	142	22
	FSKTR2C	665486	7845074	1160	665514	7845027	1158	149	56
	FSKTR3	665574	7845290	1165	665622	7845214	1167	148	91
	FSKTR3A	665630	7845199	1167	665657	7845155	1165	149	51	2.00	3.00	0.97	TBA
	FSKTR3B	665664	7845143	1164	665700	7845086	1163	148	67	NSI
	FSKTR2 EXT	665328	7845260	1164	665375	7845192	1167	145	83	2.00	3.00	0.97	TBA
										5.00	6.00	0.97
										9.00	10.00	0.97
										16.00	18.00	1.93
										21.00	22.00	0.97
										27.00	27.50	0.48
Mpudzi East	MTR23	666917	7846195	1164	667141	7845878	1177	145	391	NSI
	MTR22	667320	7845967	1179	667321	7845922	1182	180	46
	MTR20	667356	7846381	1160	667357	7846217	1165	180	165
	MTR21	668061	7846182	1177	668062	7846029	1182	180	154
Boomgate	MOTR002	663329	7846428	1140	663354	7846383	1138	152	52
	MOTR001	663284	7846397	1140	663299	7846375	1139	148	28
	BGTR2_0	663490	7846524	1139	663500	7846496	1139	158	31	20.00	28.00	7.73	TBA
	BGTR2_2	663529	7846431	1136	663545	7846404	1136	151	32	NSI
	BGTR2_3	663509	7846417	1136	663528	7846385	1135	151	38
T1	PLWTR1	662335	7845815	1127	662377	7845739	1129	151	108	19.00	20.00	0.97	TBA
										28.00	32.00	3.86
										34.00	35.00	0.97
										59.00	60.00	0.97
										86.00	87.00	0.97
	PLWTR2	662262	7845779	1127	662309	7845694	1128	152	98	6.00	8.00	1.93
										71.00	72.00	0.97
										84.00	85.00	0.97
	PLVTR3	662221	7845788	1124	662290	7845660	1127	151	147	108.00	109.00	0.97
	PLVTR4	662181	7845746	1124	662238	7845631	1126	153	134	NSI
	PLVTR5	662132	7845708	1123	662196	7845608	1125	147	119
	PLVTR5EXT	662045	7845842	1124	662132	7845708	1122	147	161
	PLVTR8	662677	7845977	1132	662712	7845881	1134	151	104	4.00	6.00	1.93	TBA
										9.00	10.00	0.97
										17.00	18.00	0.97
										23.00	24.00	0.97
										29.00	30.00	0.97
										44.00	45.00	0.97
										46.00	47.00	0.97
										71.00	72.00	0.97
										88.00	89.00	0.97
	PLVTR12	662505	7845826	1129	662542	7841751	1131	153	85	19.00	20.00	0.97
										31.00	32.00	0.97
										44.00	45.00	0.97
	PLVTR13	662699	7845989	1133	662731	7845897	1135	153	95	8.00	14.00	5.80
										68.00	69.00	0.97
Pluvious 4	PL4TR2	662730	7846022	1133	662741	7845994	1132	158	31	12.00	13.00	0.97
										15.00	22.00	6.76
										28.00	29.00	0.97
										30.00	31.00	0.97
	PL4TR1	662741	7846042	1134	662760	7846011	1135	149	36	20.00	21.00	0.97
										25.00	28.00	2.90
										28.00	32.00	3.86
										33.00	36.00	2.90
	PL4TR2_1	662761	7845954	1135	662771	7845929	1135	157	28	NSI
Pluvious 5	PL5TR1	662834	7846122	1136	662848	7846095	1136	153	31	11.00	24.00	12.56	TBA
										30.00	31.00	0.97
	PL5TR1EXT	662849	7846093	1136	662881	7846048	1138	140	54	44.00	45.00	0.97
	PL5TR1A	662868	7846068	1138	662895	7846027	1138	147	49	0.00	2.00	1.93
										5.00	6.00	0.97
										21.00	26.00	4.83
	PL5TR2	662865	7846129	1136	662893	7846073	1138	154	63	0.00	1.00	0.97
										7.00	19.00	11.59
										26.00	27.00	0.97
	PLV5TR2EXT	662893	7846072	1138	662908	7846050	1139	147	90	72.00	73.00	0.97
										77.00	80.00	2.90
										84.00	86.00	1.93
	PL5TR7	662960	7846205	1138	662973	7846182	1138	150	27	1.00	27.00	25.11
Pluvious 123	PLV123TR6	661909	7845767	1124	662031	7845575	1124	148	230	38.00	39.00	0.97
										88.00	89.00	0.97
										95.00	96.00	0.97
Shawl	SHETR1	664447	7847219	1148	664484	7847160	1151	157	69	2.00	3.00	0.97
										6.00	8.00	1.93
										14.00	15.00	0.97
										20.00	22.00	1.93
										31.00	39.00	7.73
										40.00	42.00	1.93
										68.00	69.00	0.97
Britwell	MTR28	664851	7845423	1148	665087	7845043	1169	148	452	35.00	36.00	0.97
										85.00	87.00	1.93
										360.00	361.00	0.97
Total Trenched To Date (m)									12112

Table 4: Trenching Results

Diamond Drillholes Intercepts
Holes Identifier	Orebody Name	Orebody Intersection		Core Length (m)	True width (m)	Grade (g/t)	Orebody Intersection depth from surface (m)	E.O.H (m)
		From (m)	To (m)
JDD01	JUPITER	58.00	62.00	4.00	3.74	3.00	45.01	154.88
		77.00	80.00	3.00	2.81	3.34	54.45
JDD02		156.00	157.00	1.00	0.85	1.93	130.00	248.03
		163.00	164.00	1.00	0.85	1.20	135.00
JDD03		69.73	70.50	0.77	0.74	0.77	55.00	295.88
		147.00	156.00	9.00	8.63	1.89	113.20
		160.00	163.00	3.00	2.88	2.05	124.00
		206.50	207.35	0.85	0.82	1.09	160.00
JDD04		63.00	64.54	1.54	1.48	1.67	50.00	250.88
		81.00	82.00	1.00	0.96	1.76	60.00
		88.00	93.00	5.00	4.80	1.01	70.00
		142.00	143.00	1.00	0.96	0.96	103.00
		146.00	150.00	4.00	3.84	0.71	106.00
		152.00	153.00	1.00	0.96	0.82	107.00
JDD05		43.82	52.00	8.18	6.95	0.99	32.00	79.68
		60.00	68.00	8.00	6.80	2.50	45.00
JDD06		66.00	67.00	1.00	0.84	1.01	55.12	274.98
JDD07		56.00	57.00	1.00	0.87	2.23	40.11	199.88
		61.00	64.00	3.00	2.61	3.73	45.23
		66.00	69.80	3.80	3.31	1.87	48.30
		95.00	96.00	1.00	0.87	0.75	68.00
JDD08		39.00	40.00	1.00	0.86	2.75	27.58	199.68
		63.00	77.00	14.00	12.04	3.20	44.55
JDDD10		12.60	15.00	2.40	2.25	0.56	23.48	76.88
		21.00	21.37	0.37	0.35	0.61	29.21
		39.00	40.41	1.41	1.32	1.03	43.76
BMGDD01	BOOMGATE	NSI						103.98
BMGDD02		67.00	70.00	3.00	2.81	2.26	50.00	139.93
		72.00	73.00	1.00	0.94	2.44	52.00
		91.00	92.00	1.00	0.94	0.81	67.00
		94.00	95.00	1.00	0.94	0.65	70.00
		96.60	98.00	1.40	1.31	2.36	71.00
		106.00	109.00	3.00	2.81	3.84	78.00
		132.00	133.00	1.00	0.94	1.07	96.00
PLVDD01	PLUVIOUS 5	59.00	60.00	1.00	0.87	1.11	60.81	169.98
		74.00	82.00	8.00	6.94	4.00	57.51
PLVDD02	PLUVIOUS 4	64.00	66.00	2.00	1.75	4.04	50.43	148.98
		74.00	74.90	0.90	0.79	2.80	88.31
PLVDD03	PLUVIOUS 1,2&3	75.00	81.00	6.00	5.61	1.58	53.03	154.98
		83.00	84.00	1.00	0.94	1.44	58.69
		94.00	95.00	1.00	0.94	1.68	66.46
		104.00	106.00	2.00	1.87	0.95	73.54
PLVDD04		137.00	142.00	5.00	4.80	3.31	114.90	247.98
PLVDD05		89.00	90.00	1.00	0.97	1.07	72.15	97.98
Reverse Circulation Drilling Intercepts
Holes Identifier	Orebody Name	Orebody Intersection		Core Length (m)	True width(m)	Grade(g/t)	Orebody Intersection depth from surface(m)	E.O.H (m)
		From (m)	To (m)
SHRC01	SHAWL	56.00	57.00	1.00	0.85	1.32	47.00	153
		60.00	61.00	1.00	0.85	1.10	50.30
		62.00	64.00	2.00	1.70	0.66	52.00
		109.00	112.00	3.00	2.55	5.03	91.42
		124.00	127.00	3.00	2.55	4.21	100.64
		131.00	138.00	7.00	5.95	1.68	109.87
SHRC02		44.00	46.00	2.00	1.70	1.81	38.48	112
		57.00	73.00	16.00	13.60	1.75	49.85
		97.00	100.00	3.00	2.55	0.67	84.84
JPRC01	JUPITER	72.00	74.00	2.00	1.62	0.66	60.38	110
		81.00	93.00	12.00	9.72	6.36	67.93
JPRC02		79.00	80.00	1.00	0.81	0.73	66.25	140
		108.00	112.00	4.00	3.24	3.21	90.58
JPRC04		NSI						120
JPRC05		88.00	101.00	13.00	10.53	5.17	76.21	160
BMGRC01	BOOMGATE	55.00	56.00	1.00	0.75	3.93	47.63	97
		61.00	63.00	2.00	1.54	2.64	52.83
		66.00	68.00	2.00	1.62	1.02	57.16
PLVRC01	PLUVIOUS 5	63.00	70.00	7.00	5.67	3.02	50.97	110
PLVRC06	PLUVIOUS 1,2&3	64.00	71.00	7	6.62	3.27	53.68	150
		81.00	83.00	2	1.89	1.56	67.76
		127.00	129.00	2	1.89	1.12	105.18
PLVRC07		NSI						120
BRRC01_0	BRITWELL	62.00	66.00	4.00	2.36	0.53	50.80	92
		75.00	79.00	4.00	2.36	1.67	61.84
MPZRC01	MPUDZI	2.00	8.00	6.00	3.90	3.12	1.00	35
		14.00	16.00	2.00	1.30	2.56	11.00
		18.00	19.00	1.00	0.65	3.33	13.00
MPZRC02		3.00	5.00	2.00	1.93	0.75	3.00	55
		12.00	16.00	4.00	3.86	10.95	8.00
		36.00	39.00	3.00	2.89	2.83	25.00
MPZRC03		6.00	12.00	6.00	5.11	2.58	6.64	40
		15.00	17.00	2.00	1.70	1.87	9.07
MPZRC04		NSI						80
MPZRC05		NSI						29
MPZRC06		NSI						40
MPZRC07		47.00	48.00	1.00	0.78	0.75	32.18	65
MPZRC08		36.00	39.00	3.00	2.86	9.96	30.23	88
MPRC22		5	7	2.00	1.62	4.29	3.83	115
		21	23	2.00	1.62	2.28	16.09

Table 5: RC and DD Drilling Results

Diamond Drillhole Collars
Hole Identifier	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
JDD01	349	44	154.88	663722	7846505	1134
JDD02	354	56	248.03	664193	7846797	1145
JDD03	354	51	295.88	664165	7846739	1145
JDD04	337	50	250.88	664125	7846715	1142
JDD05	340	47	79.68	664010	7846678	1137
JDD06	340	57	274.98	663920	7846618	1134
JDD07	339	46	199.88	663880	7846590	1135
JDD08	336	43	199.68	663824	7846552	1135
JDD09	340	47	68.72	664195	7846900	1147
JDD10	350	52	76.88	663768	7846572	1122
PLVDD01	332	51	169.98	663160	7846143	1138
PLVDD02	335	52	148.98	662798	7845936	1137
PLVDD03	337	44	154.98	662606	7845791	1131
PLVDD04	340	57	247.98	662571	7845686	1131
PLVDD05	350	55	97.98	662471	7845779	1130
PLVDD06	330	57	70.88	663140	7846180	1139
BMGDD01	337	50	103.98	663555	7846434	1136
BMGDD02	330	46	139.93	663528	7846350	1134
SHDD01	340	47	97.88	664336	7847082	1146
BRDD01_0	332	52	158.03	664726	7845022	1166
BRDD03_0	325	57	172.88	664454	7844838	1166
HDD01	334	45	91.88	664988	7843497	1140
HDD02	330	45	112.88	665208	7843548	1142
JPT11TW	341	56	112.00	663442	7846307	1135
JPT13TW	328	48	214.98	662661	7845717	1132
DHJ7_2TW	335	71	95.03	664057	7846690	1139

Reverse Circulation Drillhole collars
Hole Identifier	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
SHRC01	321	57	153	664332	7847065	1148
SHRC02	331	62	112	664399	7847115	1149
JPRC01	340	57	110	664200	7846886	1147
JPRC02	341	57	140	664175	7846847	1145
JPRC04	349	60	120	663884	7846717	1135
JPRC05	344	52	101	663785	7846502	1134
BMGRC01	336	59	97	663460	7846364	1136
PLVRC01	335	54	110	663267	7846237	1138
PLVRC05	336	53	160	662678	7845850	1133
PLVRC06	340	57	150	662484	7845743	1130
PLVRC07	340	56	120	662430	7845734	1129
PLVRC10	327	50	70	662417	7845771	1129
MPZRC01	326	50	35	666367	7845590	1185
MPZRC02	330	50	55	666379	7845571	1187
MPZRC03	329	51	40	666073	7845420	1166
MPZRC04	330	52	80	665928	7845276	1183
MPZRC05	329	51	29	665855	7845396	1176
MPZRC06	153	54	40	666279	7845474	1174
MPZRC07	331	49	65	665903	7845317	1186
MPZRC08	329	47	88	666004	7845341	1179
MPZRC09	327	50	60	666088	7845397	1166
MPZRC17	327	50	91	666314	7845671	1176
MPZRC17_3	327	50	146	666421	7845505	1188
MPZRC19_1	327	50	108	666507	7845542	1198
MPZRC22	154	48	115	666197	7845620	1168
MPZRC23	327	50	65	666534	7845687	1196
MPZRC24	327	50	67	665738	7845587	1155
BRRC01_0	331	55	92	664701	7845064	1166
BRRC2_0	331	56	108	664541	7844976	1170
BRRC3_0	326	56	115	664426	7844878	1165
FSKRC01	340	50	41	665198	7844904	1162
TRRC01	340	50	50	666066	7844148	1143
TRRC02	340	50	122	665990	7844038	1150
TRRC03	340	50	145	665892	7843981	1150
HDRC01	332	50	50	664825	7843416	1139
HDRC02	325	47	120	665171	7843599	1144

Table 6: RC and DD Drilling Collar and Survey Information

Glossary

Term	Definition
Aero-magnetics	A geophysical exploration method in which a magnetometer, often mounted on an aircraft, is used to measure variations in the Earth's magnetic field over a specific area.
Assay	A process of analysing a sample to determine its composition, particularly to measure the concentration of metal (e.g., gold) within it.
Azimuth	The angle between the north direction and the projection of the line to a point, typically used in mapping and surveying.
Blank (Sample)	A type of control sample with a known low concentration of analyte, used in quality assurance to detect contamination.
Bottle Roll Assay	A test method for determining gold content by using a rotating bottle and a leaching solution, often used on-site in laboratories.
Brownfield Exploration	Exploration activities conducted near or around an existing mine, contrasting with greenfield, which targets unexplored areas.
Carbonate	Refers to a group of minerals containing the carbonate ion (CO₃²⁻). In exploration, carbonate alteration can signal the presence of hydrothermal systems, where hot fluids have deposited metals in the surrounding rock.
Certified Reference Material (CRM)	A material or substance with a certified composition used to ensure the accuracy and consistency of analytical results.
Composite Sample	A sample made by combining individual samples from various sections to create a single, representative sample for analysis.
Core Length	The total measured length of the sample core obtained from drilling, often used to analyse mineral composition and structure.
Cut-off Grade	The minimum grade or concentration of mineral that must be met for material to be considered viable for processing.
Diamond Drilling (DD)	A drilling technique using a diamond drill bit to retrieve core samples for geological assessment, commonly used for detailed exploration.
Down-the-Hole Survey	A measurement process to check the angle and path of a borehole as it is drilled, ensuring it follows the planned direction.
Duplicate Sample	A second sample taken from the same source to verify the accuracy and reproducibility of assay results.
End of Hole (E.O.H.)	The final depth reached in a borehole or drilling operation.
Fire Assay	A traditional method to measure precious metal content by heating and melting the sample, allowing separation of metal content for analysis.
Grade (g/t)	The concentration of precious metal, typically measured in grams per ton (g/t) of ore, used as a quality indicator of mineral deposits.
Greenfield Exploration	Exploration of new, previously untouched areas with no prior mining activity to discover new mineral deposits.
Lab Pulp Repeat (LPR)	A quality assurance process where lab samples are pulverized and analysed to ensure consistent assay results.
Magnetite	An iron oxide mineral with the chemical formula Fe₃O₄ and is known for its strong magnetic properties.
Mineralised Zone	A section of rock where minerals, especially economically valuable ones, are concentrated.
Motapa Exploration Program	An exploration project focused on the Motapa area, involving trenching, drilling, and geophysical surveys to identify and quantify mineral deposits.
Pyrite	An iron sulphide mineral with the chemical formula FeS₂. In mining exploration, pyrite is significant as it often forms in the same hydrothermal environments that produce valuable minerals like gold, copper, and silver.
Quality Assurance / Quality Control (QA/QC)	Procedures in place to ensure the reliability and accuracy of testing and analytical methods in sampling and assay results.
Reverse Circulation (RC) Drilling	A method of drilling that uses compressed air to bring rock cuttings to the surface, allowing sampling without retrieving a core.
Riffle Splitter	A device used in sampling to divide material into equal portions, helping obtain a representative sample.
Sericite	A fine-grained, mica-like mineral, typically a variety of muscovite or illite, that forms through the alteration of feldspar and other minerals.
Shear Zone	A region of rock that has been deformed by shear forces, often associated with mineral deposits due to increased permeability and mineralization potential.
Shear Zone	A region of rock where intense deformation has occurred due to the application of shear stress, typically deep within the Earth's crust. This deformation often creates fractures, faults, and altered rock textures, making these zones more permeable and, as a result, more conducive to mineral deposits.
Silica	A mineral compound made of silicon and oxygen (SiO₂). In mining exploration, silica alteration is often a good indicator of mineralization, especially in hydrothermal systems.
Trench Sampling	A method of sampling in exploration where trenches are dug to expose bedrock, allowing geological mapping and sampling.
True Width	The actual thickness of a mineralized zone, as opposed to the core length measured in drilling, adjusted for the angle of drilling.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: our plans and timing regarding further exploration and drilling and development at Motapa.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Photos accompanying this announcement is available at:

https://www.globenewswire.com/NewsRoom/AttachmentNg/8e815077-9185-4dee-af8e-0acaf9012ba3

https://www.globenewswire.com/NewsRoom/AttachmentNg/8d927cdc-dec3-48a3-943d-65a1011f0457

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https://www.globenewswire.com/NewsRoom/AttachmentNg/a53ea857-78c6-4472-920b-6ada456f6ae6

https://www.globenewswire.com/NewsRoom/AttachmentNg/87899953-62ec-4390-909e-9a5bd88f496a

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